Exhibit 23.01

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Post-Effective Amendment No. 4 to Registration Statement No. 333-146177 on Form S-1 of the RJO Global Trust (formerly the JWH Global Trust) of our report dated March 30, 2009 relating to our audits of the consolidated statements of financial condition, including the condensed consolidated schedules of investments, as of December 31, 2008 and 2007, and the related consolidated statements of operations and changes in unitholders’ capital for each of the three years in the period ended December 31, 2008 of RJO Global Trust, appearing in the Prospectus which is a part of such Registration Statement.

We also consent to the reference to our firm under the caption “Accountants” in the Prospectus, which is part of this Registration Statement.

/s/ CF & Co., L.L.P.
Dallas, Texas
April 3, 2009